UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*

trivago N.V.

(Name of Issuer)

Class A shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D 105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

Peter Vinnemeier

Kesselstraße 5-7

40221 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

Page 2 of 5 Pages

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Peter Vinnemeier
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 28,405,640(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 28,405,640(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,405,640(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.0% (1) (2)
14.	Type of Reporting Person: IN

(1)	Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.

(2)	Based upon the total of 353,670,925 of the Issuer’s Class A and Class B shares outstanding as of September 30, 2020.

Schedule 13D/A

Page 3 of 5 Pages

This Amendment No. 8 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2017, as amended by Amendments No. 1-7 thereto (the “Schedule 13D”), relating to the Class A shares of trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

Between October 27, 2020 and November 19, 2020, the Reporting Person sold 635,153 Class A shares in open market transactions pursuant to the Rule 10b5-1 plan dated June 2, 2020 (the “Trading Plan”) that was the subject of Amendment No. 5 to this Schedule 13D, filed on June 12, 2020.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby supplemented with the following information:

(a) As a result of the sales, the Reporting Person may be deemed to beneficially own 28,405,640 Class A shares of the Issuer, representing 8.0% of the Issuer’s outstanding Class A and Class B shares, based on 353,670,925 Class A and Class B shares of the Issuer outstanding as of September 30, 2020.

(b) The Reporting Person has sole voting and dispositive power with respect to the Class A and Class B shares of the Issuer owned by him.

(c) Transactions in the Issuer’s Class A or Class B shares within 60 Days. The following table sets forth all transactions with respect to the Class A shares effected by the Reporting Person from the date of Amendment No. 7 to this Schedule 13D through November 19, 2020. All such transactions were sales of Class A shares effected in the open market pursuant to the Trading Plan, and the price per share reported for each sale is the weighted average sales price. Other than as disclosed in the Schedule 13D, no other transactions in the Issuer’s Class A or Class B shares have been effected by the Reporting Person within the past 60 days up to and including November 19, 2020.

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
Peter Vinnemeier	October 27, 2020	40,000	(D)	$1.3822	(1)
Peter Vinnemeier	October 28, 2020	40,000	(D)	$1.341	(2)
Peter Vinnemeier	October 29, 2020	40,000	(D)	$1.3435	(3)
Peter Vinnemeier	October 30, 2020	40,000	(D)	$1.3267	(4)
Peter Vinnemeier	November 2, 2020	40,000	(D)	$1.3762	(5)
Peter Vinnemeier	November 3, 2020	24,500	(D)	$1.3108	(6)
Peter Vinnemeier	November 4, 2020	14,753	(D)	$1.3130	(7)
Peter Vinnemeier	November 5, 2020	1,600	(D)	$1.3003	(8)
Peter Vinnemeier	November 6, 2020	34,300	(D)	$1.3081	(9)
Peter Vinnemeier	November 9, 2020	40,000	(D)	$1.6127	(10)
Peter Vinnemeier	November 10, 2020	40,000	(D)	$1.4523	(11)
Peter Vinnemeier	November 11, 2020	40,000	(D)	$1.4086	(12)
Peter Vinnemeier	November 12, 2020	40,000	(D)	$1.3597	(13)
Peter Vinnemeier	November 13, 2020	40,000	(D)	$1.3668	(14)
Peter Vinnemeier	November 16, 2020	40,000	(D)	$1.4262	(15)
Peter Vinnemeier	November 17, 2020	40,000	(D)	$1.4256	(16)
Peter Vinnemeier	November 18, 2020	40,000	(D)	$1.4533	(17)
Peter Vinnemeier	November 19, 2020	40,000	(D)	$1.4899	(18)

(1) The transaction was executed in multiple trades at prices ranging from $1.36 to $1.435.

(2) The transaction was executed in multiple trades at prices ranging from $1.32 to $1.38.

Schedule 13D/A

Page 4 of 5 Pages

(3) The transaction was executed in multiple trades at prices ranging from $1.31 to $1.37.

(4) The transaction was executed in multiple trades at prices ranging from $1.31 to $1.36.

(5) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.44.

(6) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.355.

(7) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.335.

(8) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.305.

(9) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.325.

(10) The transaction was executed in multiple trades at prices ranging from $1.45 to $1.76.

(11) The transaction was executed in multiple trades at prices ranging from $1.39 to $1.595.

(12) The transaction was executed in multiple trades at prices ranging from $1.36 to $1.53.

(13) The transaction was executed in multiple trades at prices ranging from $1.34 to $1.39.

(14) The transaction was executed in multiple trades at prices ranging from $1.30 to $1.405.

(15) The transaction was executed in multiple trades at prices ranging from $1.39 to $1.475.

(16) The transaction was executed in multiple trades at prices ranging from $1.40 to $1.445.

(17) The transaction was executed in multiple trades at prices ranging from $1.42 to $1.485.

(18) The transaction was executed in multiple trades at prices ranging from $1.45 to $1.51.

(d) Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A or Class B shares held in the name of the Reporting Person and reported herein.

(e) Not applicable.

Schedule 13D/A

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2020

/s/ Peter Vinnemeier
Peter Vinnemeier